SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                            _______________________

                                SCHEDULE 14D-9

                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                            _______________________

                              CB BANCSHARES, INC.

                           (Name of Subject Company)

                              CB BANCSHARES, INC.

                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share

                        (Title of Class of Securities)

                                   124785106

                     (CUSIP Number of Class of Securities)
                            _______________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)
                            _______________________

                                With copies to:

                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES: CB BANCSHARES RESPONDS TO CPF ON PRELIMINARY VOTING RESULTS

June 4, 2003

FOR IMMEDIATE RELEASE
---------------------


Contact:    Wayne T. Miyao
            Senior Vice President, City Bank
            Corporate Communications
            Telephone: (808) 535-2590
            E-mail: wmiyao@cb-hi.net
            Website: www.citybankhawaii.com


                         CB BANCSHARES RESPONDS TO CPF
                         ON PRELIMINARY VOTING RESULTS

HONOLULU, HAWAII. June 4, 2003 - CB Bancshares, Inc. (NASDAQ: CBBI), parent company of City Bank, today sent the following letter to Glenn K.C. Ching, Esq., General Counsel of Central Pacific Financial Corp. (NYSE: CPF) ("CPF") to respond to CPF on the voting results of the Special Meeting of CB Bancshares held on May 28, 2003:


                                                     June 4, 2003

HAND DELIVERY
-------------
Glenn K. C. Ching, Esq.
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

Dear Mr. Ching:

         We are writing in response to your letter dated June 3, 2003, regarding the voting results of the special meeting of CB Bancshares, Inc. ("Bancshares") shareholders held on May 28, 2003.

         On April 28, 2003, Central Pacific Financial Corp. ("Central Pacific") delivered to Bancshares a letter accompanied by an information statement pursuant to the requirements of the Hawaii Control Share Acquisitions statute. In the letter, your CEO, President and Chairman, Clinton Arnoldus, requested a shareholder meeting and stated that "[t]o avoid any misunderstanding, we can confirm that CPF will agree to a special shareholder meeting after May 27, 2003 and before June 22, 2003 - the time period specified by law." We granted Mr. Arnoldus' request and scheduled a meeting for May 28, 2003.

         Less than a week after delivery of his April 28 letter Mr. Arnoldus decided that the time period provided by the Hawaii legislature under the Hawaii Control Share Acquisitions statute was not to his liking. In an attempt to rewrite Hawaii legislation, Mr. Arnoldus decided to push for a new meeting date based on false allegations that a meeting on May 28 would force Central Pacific to violate federal securities laws. Thereafter, Mr. Arnoldus again attempted to rewrite the Hawaii Control Share Acquisitions statute by requesting a new meeting based on only a slightly modified merger proposal that it delivered to Bancshares on May 9, 2003. This was followed by the commencement of litigation seeking to halt the May 28 meeting, which ultimately failed and resulted in Central Pacific withdrawing its motion for a preliminary injunction. Finally, Central Pacific commenced an all-fronts public relations campaign to sabotage the very same May 28 meeting that Mr. Arnoldus requested in the first place.

         Under the Hawaii Control Share Acquisitions statute, Bancshares has done all it was required to do: (1) call a special meeting of its shareholders, (2) set a record date for the meeting, and (3) deliver to our shareholders a notice of the meeting together with a copy of Central Pacific's information statement. Bancshares has fulfilled all of its obligations under the statute.

         It was Central Pacific's obligation to secure the votes necessary to get its proposed acquisition approved under Hawaii law. If Central Pacific wanted to move forward with its hostile proposal, it had the obligation to get shareholder authorization at the May 28 special meeting. Central Pacific failed to do this.

         The results of the May 28 meeting are absolutely clear. Central Pacific has not obtained the vote required to proceed with its proposed hostile takeover. No histrionics or accusations on the part of Central Pacific can mask Central Pacific's failure to obtain the required vote.

         Central Pacific's press release yesterday evening, as well as recent news accounts which are no doubt based upon misinformation disseminated by Central Pacific, reflect the view that the required quorum for the May 28 meeting was a majority of the total outstanding Bancshares common shares. Pursuant to our bylaws, a quorum was established at the May 28 meeting by the presence, in person or by proxy, of a majority of the outstanding shares entitled to vote at the meeting. Once again, your recently-formed position, arrived at to serve whatever your latest goal may be, conflicts with your own clearly stated position in your May 9 information statement, which was delivered to our shareholders as required by law and which states that Central Pacific "will not contest the assertion of [Bancshares] that those shares [owned by TON Finance, B.V.] are not entitled to vote at the special shareholders meeting, whether held on May 28 or June 26." Central Pacific knows well that Bancshares shareholders relied on this statement in the Central Pacific information statement in voting their shares at the May 28 meeting.

         Bancshares had expected to announce the final results of the May 28 Meeting no later than June 6, 2003. Since Central Pacific had so obviously failed to obtain the required vote, we did not expect you would challenge the tabulation completed by IVS Associates, Inc., the independent inspectors of election ("IVS"). Surely you understand that Central Pacific cannot possibly accumulate the more than 1.2 million additional votes that were required for approval of its proposal. No review of the vote tabulation can possibly change the fact that Central Pacific has failed to obtain the vote required under the Hawaii Control Share Acquisitions statute.

         After asking Bancshares shareholders to ignore the May 28 meeting, Central Pacific now wants to actively dispute the tabulation process, which was carefully reviewed and confirmed by IVS, a reputable and independent vote tabulation firm. The indisputable fact is this: Central Pacific has failed to obtain the vote required by the Hawaii legislature to proceed with its control share acquisition of CB Bancshares.

         In light of your insistence on challenging and reviewing the tabulation completed by the independent inspectors of election - a process that cannot change the clear result that Central Pacific has failed - we inform you that our advisors will be available to participate in such review process on June 11, 2003. This is the first date when both our advisors and representatives of IVS will be available. Unfortunately, in order for us to accommodate your request for a review and inspection of the vote tabulation, we now will be unable to meet the targeted June 6 announcement of final results.


                                                     Sincerely,


                                                     /s/ Dean K. Hirata
                                                     Senior Vice President and
                                                     Chief Financial Officer
                                                     CB Bancshares, Inc.

Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small to medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches in the State of Hawaii on the islands of Oahu, Hawaii, Maui, and Kauai.

                                     _____

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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